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EXHIBIT 20.2

To: All HDI Associates

From: Tom Shull, President & Chief Executive Officer


On Friday, March 30, we filed our 10K report with the Securities and Exchange Commission covering our results for last year.

In this extensive report, we disclosed that "the Company has retained Newmark Retail Financial Advisors LLC to seek qualified purchasers for its Gump's By Mail and Gump's San Francisco business, its Brawn of California business, including the International Male and Undergear brands, and its 277,000 square foot warehouse and fulfillment facility located in Hanover, Pennsylvania."

I would like to review these actions with all Associates.

You are all aware, that on January 5th of this year, we announced a major strategic realignment of Hanover Direct, Inc. This included a material downsizing of erizon, the closure of Kitchen & Home, Turiya, Kitchen and Garden, Desius and difficult but necessary job reductions. This restructuring was necessary to improve the financial health of Hanover Direct, Inc. and allow us to focus more resources on our successful and growing core businesses.

Since then, we have continued to refine our plan, leading to the decision to investigate the possible sales of Gump's, Brawn and the Kindig Lane facility.

Both Gump's and International Male are market leaders in their respective niches, and they are both profitable. We believe that each of these strong brands may have the opportunity to prosper even more under another owner. For example, our current strategy does not contemplate further expansion of the Gump's retail operation, an opportunity that a prestige retailer might find very exciting.

Our strategic focus is on home furnishings and home fashions driven by Domestications, The Company Store, and Improvements, in addition to the important female shoppers, like our Silhouettes customers, who make the majority of these home purchases. We believe we can improve value for our shareholders if we further focus our efforts on these four businesses.

Our decision to focus on these core brands has also produced a dramatic downsizing in erizon to the point where we believe the best option is to concentrate our third party partners in Roanoke, thereby eliminating the need for the Kindig Lane capacity.

During this transition period, Hanover Direct will continue to fully support the business plans of Brawn and Gump's and extend support during the transition for our employees in Kindig Lane who have supported that operation with dedication and excellence for many, many years. Further details concerning the status of operations at Kindig will be promptly shared with Associates as they are determined.


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Additionally, we fully anticipate that Hanover Direct, Inc. will continue to provide most, if not all, of the IT and fulfillment services to Brawn and Gump's for many years following a transaction. So it is very much in our interest to see, if transactions occur, that these businesses are placed with strong, vital owners.

Finally, I would like to express my gratitude to all the Associates of Hanover Direct who have worked so hard over the past four months to develop and deliver the objectives of our strategic realignment program.